Filed pursuant to 424(b)(3)

Registration No. 333-184126

INDUSTRIAL PROPERTY TRUST INC.

SUPPLEMENT NO. 12 DATED APRIL 4, 2014

TO THE PROSPECTUS DATED AUGUST 14, 2013

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Property Trust Inc., dated August 14, 2013 (the “Prospectus”), as supplemented by Supplement No. 10, dated March 13, 2014, and Supplement No. 11, dated March 31, 2014. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is as follows:

A.	To provide an update regarding completed real property acquisitions

A. Real Property Acquisition Update

The following disclosure updates and supersedes the subsection titled “Probable Real Property Acquisitions” in Section F of Supplement No. 10.

Century Distribution Center

On March 17, 2014, we, through one of our wholly-owned subsidiaries, acquired from CPDC III, LLC, as the seller, a 100% fee interest in a recently completed industrial building located in Houston, Texas, aggregating approximately 149,500 square feet on 10.9 acres, which we refer to herein as the “Century Distribution Center.” As of February 1, 2014, the building was fully leased to one customer, as described below, with a remaining lease term of 10.1 years.

•	PrimeSource Building Products, Inc., a wholesale distributor of building materials, leases 100% of the building’s rentable area, or approximately 149,500 square feet, under a lease that expires in March 2024.

The total purchase price was approximately $11.5 million, exclusive of transfer taxes, due diligence expenses, and other closing costs. We estimate that the purchase price capitalization rate is approximately 5.7%. Pursuant to the terms of the Advisory Agreement, as amended, we paid an acquisition fee to the Advisor of approximately $230,000, equal to 2.0% of the purchase price of this transaction. We funded the acquisition using proceeds from this offering and borrowings under our corporate line of credit.

Oakesdale Commerce Center

On March 28, 2014, we, through one of our wholly-owned subsidiaries, acquired from Paula Begoun Investments, LLC, as the seller, a 100% fee interest in one industrial building located in the Seattle / Tacoma market, aggregating approximately 43,000 square feet on 2.3 acres, which we refer to herein as the “Oakesdale Commerce Center.” The building is 100% leased to two customers with an average remaining lease term (based on square feet) of 3.0 years. Both customers in the Oakesdale Commerce Center individually lease more than 10% of the total rentable area, as described below:

•	Paula’s Choice, Inc., a distributor of cosmetic products, leases approximately 23,000 square feet, or approximately 53% of the building’s rentable area, under a lease that expires in November 2014.

•	Freeman Decorating Services, Inc., an events planning company, leases approximately 20,000 square feet, or approximately 47% of the building’s rentable area, under a lease that expires in November 2019.

The total purchase price was approximately $4.0 million, exclusive of transfer taxes, due diligence expenses, and other closing costs. We estimate that the purchase price capitalization rate is approximately 5.1%. Pursuant to the terms of the Advisory Agreement, as amended, we paid an acquisition fee to the Advisor of approximately $79,000, equal to 2.0% of the purchase price of this transaction. We funded the acquisition using proceeds from this offering.

With respect to each of the completed real property acquisitions described above, the purchase price capitalization rate is based on the respective property’s projected cash net operating income from in-place leases for the 12 months after the date of purchase, including any contractual rent increases contained in such leases for those 12 months, divided by the purchase price for the property, exclusive of transfer taxes, due diligence expenses, and other closing costs including acquisitions costs and fees paid to the Advisor and its affiliates.

S-1